SEC Mail Processing Section

FEB 26 2015

Washington DC
403

15047108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49575

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loomis Sayles Distributors, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston	MA	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Sherba 617-482-2450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul J. Sherba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loomis Sayles Distributors, L.P., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

DEBORAH F. DROHEN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 6, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOOMIS SAYLES DISTRIBUTORS, L.P.

(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)
(SEC File Number 8-49575)

FINANCIAL STATEMENTS and SUPPLEMENTAL SCHEDULE
pursuant to Rule 17a-5 of the Securities and Exchange Commission

For the year ended
DECEMBER 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Loomis Sayles Distributors, L.P.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and of cash flows present fairly, in all material respects, the financial position of Loomis Sayles Distributors, L.P. at December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of Loomis, Sayles and Company, L.P. and, as disclosed in the notes to the financial statements, has extensive transactions with Loomis, Sayles and Company, L.P. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The information contained in the schedule on page 12 is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2015

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 56,661
Investment in Loomis Sayles affiliated fund, at fair value (cost $1,756,581)	1,657,556
Prepaid insurance	8,598
Total assets	$ 1,722,815
Liabilities and Partners' Capital	
Accounts payable and accrued expenses	$ 19,500
Total liabilities	19,500
Partners' Capital	
Limited partner	1,686,282
General partner	17,033
Total partners' capital	1,703,315
Total liabilities and partners' capital	$ 1,722,815

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Operations
For the year ended
December 31, 2014

Income	
Dividend income from affiliated funds	$ 34,150
Total income	34,150
Expenses	
Insurance expense	4,874
Professional fees	26,500
Miscellaneous taxes & registration fees	77,480
Total expenses	108,854
Loss from operations	(74,704)
Net realized and unrealized gain/(loss) from investments	(2,756)
Net Loss	$ (77,460)

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Changes in Partners' Capital
For the year ended
December 31, 2014

	Limited Partner	General Partner	Total
Balance, December 31, 2013	$ 1,762,967	$ 17,808	$ 1,780,775
Net Loss year ended December 31, 2014	(76,685)	(775)	(77,460)
Balance, December 31, 2014	$ 1,686,282	$ 17,033	$ 1,703,315

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Cash Flows
For the year ended
December 31, 2014

Cash flows from operating activities:		
Net Loss	$	(74,704)
Adjustments to reconcile net income to net cash used by operating activities:		
Decrease in accounts payable		(4,500)
Increase in prepaid insurance		(3,906)
Net cash used by operating activities		(83,110)
Cash flows from investing activities:		
Sale of Loomis Sayles affiliated mutual fund	$	125,000
Purchase of Loomis Sayles affiliated mutual fund		(34,150)
Net cash provided by investing activities		90,850
Cash flows from financing activities:		
Capital distributions to partners		-
Net cash (used)/provided by financing activities		-
Net increase in cash and cash equivalents		7,740
Cash and cash equivalents balance, beginning of year		48,921
Cash and cash equivalents balance, end of year	$	56,661

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Notes to the Financial Statements

1. Organization

Loomis Sayles Distributors, L.P. ("LSDLP" or the "Company") was the principal distributor for a certain Loomis Sayles Affiliated Mutual Fund and is registered as a broker-dealer with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). LSDLP was organized as a Delaware limited partnership on July 23, 1996. Loomis Sayles Distributors, Inc. ("LSDInc"), a wholly-owned subsidiary of Loomis, Sayles & Company, L.P. ("LSCLP"), is the General Partner and has a 1% ownership interest in LSDLP. LSCLP is also the Limited Partner and has a 99% ownership interest in the Company.

LSCLP is wholly-owned by Natixis Global Asset Management, L.P. ("NGAM L.P.") which is wholly-owned by Natixis U.S. Holdings, Inc. ("NUSHI").

NGAM, L.P. is part of Natixis Global Asset Management SA ("NGAM"), an international asset management group based in Paris, France, that is owned by Natixis SA ("Natixis"), a French investment banking and financial services firm. Natixis owns 100% of NUSHI through its 15% direct ownership interest and 85% indirect ownership interest via other wholly-owned affiliates, including Natixis Global Asset Management SA. Natixis is principally owned by BPCE, France's second largest banking group. The remaining approximately 28% of Natixis is publicly owned, with shares listed on the Euronext exchange in Paris. BPCE is owned by banks comprising two autonomous and complementary retail banking networks consisting of the Caisse d'Epargne regional savings banks the Banque Populaire regional cooperative banks.

The Board of Trustees of the Loomis Sayles Funds voted and approved on September 16, 2011 to suspend the sale of Class J shares of Loomis Sayles Investment Grade Bond Fund effective no later than October 17, 2011. By suspending the sale of the class J shares, load fees were eliminated as a revenue source as of this date. The Class J shares of the Loomis Sayles Investment Grade Bond Fund were subsequently liquidated on January 11, 2012, therefore eliminating future 12b-1 revenue and related distribution and service expenses as of that date.

LSCLP has provided a written commitment to the Company to support its operating and regulatory capital requirements through January 1, 2016, if needed.

2. Significant Accounting Policies

Basis of Presentation

The Financial Statements are prepared in conformity with account principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are amounts held at a nationally chartered bank, each with original maturities of 90 days or less, and readily convertible to known amounts of cash. Cash of $56,661 consists of a bank depository account held at a national bank, and is stated at cost plus accrued interest, which approximates fair value.

Investments

Investments are carried at fair value, with realized and unrealized gains and losses recognized on the statement of operations. Dividend income is recognized as 'Dividend income from affiliated funds' on the statement of operations. Realized gains and losses on the sale of this investment are included in income currently and is determined using the specific-identification method. The investment is principally an investment in a mutual fund sponsored by LSCLP.

Income Taxes

No provision for federal or state income taxes is necessary in the financial statements of LSDLP because, as a partnership, it is not subject to federal or state income tax and the tax effect of its activities accrues to the partners.

Management has performed an analysis of LSDLP's tax positions taken on federal and state tax returns that remain subject to examinations and has concluded that no provisions for income tax are required. As of December 31, 2014, the tax years subject to examination under the statute of limitations is from the year 2011 forward. Management is not aware of any events that are reasonably possible to occur in the next twelve months that would result in the amounts of any unrecognized tax benefits significantly increasing or decreasing for LSDLP. However, management's conclusions regarding tax positions taken may be subject to review and adjustment at a later date based on factors including, but not limited to, new tax laws and accounting regulations and interpretations thereof.

Notes to the Financial Statements (continued)

3. Fair Value Measurement

In accordance with accounting standards related to fair value measurement and disclosures, the Company has categorized the inputs utilized in determining the value of its assets and liabilities.

The various inputs that may be used to determine the value of LSDLP's investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities:

Level 1 – quoted prices in active markets for identical investments;

Level 2 – other significant observable inputs (including quoted prices for similar investments in active markets, interest rates and yield curves, prepayment speeds, credit risks, etc.); and
Level 3 – significant unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of investments.

The following table summarizes LSDLP's investments as of December 31, 2014, based on the inputs used to value them:

	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment in affiliated fund:				
Loomis Sayles Inflation Protected Securities Fund	$ 1,657,556	$ 1,657,556	$ -	$ -
Total	$ 1,657,556	$ 1,657,556	$ -	$ -

There were no transfers between Level 1 and Level 2 from the prior year.

4. Transactions with Related Parties

LSDLP and LSCLP have an expense sharing agreement whereby LSDLP is responsible for all its direct expenses incurred in pursuit of its business. LSCLP will pay specified LSDLP expenses such as salary and benefits, bonuses, occupancy and equipment, distribution costs, system and telecommunication, professional fees, and other operating expenses. LSDLP has no obligation to reimburse or otherwise compensate LSCLP for payment of these specified expenses, nor will any of these expenses be apportioned back to LSDLP. Due to related party transactions, the financial statements may not be

indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

5. Net Capital Requirement

LSDLP is subject to Rule 15c3-1 (Uniform Net Capital Rule) under the United States Securities and Exchange Act of 1934 whereby required net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness or the minimum standards as defined. At December 31, 2014, LSDLP's net capital, as defined, was $1,554,135, $1,529,135 in excess of its minimum required net capital of $25,000. LSDLP's ratio of aggregate indebtedness to net capital was 0.015 to 1.25 at December 31, 2014. LSCLP has committed to fund operations in accordance with current funding needs of LSDLP. LSDLP is exempt from Rule 15c3-3, under paragraph (k)(1). Because of this exemption, LSDLP has not included the schedules "Computation for Determination of Reserve Requirement Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3."

6. Investment in Loomis Sayles Affiliated Fund

LSDLP's investment in the Loomis Sayles affiliated fund is recorded at fair value, in accordance with the securities industry practice, and any changes in the fair value of this investment are included in the statement of operations. At December 31, 2014, the fair value and cost of this investment was $1,657,556 and $1,756,581, respectively including reinvested dividends of $34,150.

7. Guarantees

In the normal course of business, the Company may enter into contracts and agreements that contain a number of representations and warranties, which provide indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. At December 31, 2014, there were no asserted claims brought against the Company.

8. Recent Accounting Pronouncements

Revenue from contracts with customers
In May 2014, the Financial Accounting Standards Board ("FASB") issued new guidance on revenue recognition, which establishes a principles–based model that provides a

single framework for recognizing revenue from contracts with customers. The guidance will be effective for the Company beginning January 1, 2017. The Company is currently evaluating the impact this guidance will have on the Financial Statements.

9. Subsequent Event

Management has evaluated the events and transactions that have occurred through February 25, 2015, the date the financial statements were issued.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2014

Net Capital	
Total partners' capital	$ 1,703,315
Deductions	
Haircut on investment in Loomis Sayles affiliated funds	149,180
Net capital	$ 1,554,135
Aggregate Indebtedness	$ 19,500
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)	$ 25,000
Net capital in excess of requirement	$ 1,529,135
Ratio: Aggregate indebtedness to net capital	0.015 to 1.25

Statement pursuant to paragraph (d)(4) of Rule 17a-5: There are no material differences between this computation of net capital and that filed by the company and included in its unaudited, Part IIA, FOCUS report as December 31, 2014.

LOOMIS | SAYLES

February 25, 2015

SEC
Mail Processing
Section

FEB 26 2015
Washington DC
403

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Loomis Sayles Distributors, L.P.
Annual Audited Report
SEC File No. 8-49575

Dear Sir/Madam:

On behalf of Loomis Sayles Distributors, L.P. (the "Company"), a federally registered broker-dealer, we have enclosed two copies of the Company's Annual Audited Financial Report along with a facing page on SEC Form X-17A-5, Part III.

Kindly acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning the same in the postage prepaid envelope provided.

Thank you for your attention to this matter.

Very truly yours,

Mary McCarthy

Mary McCarthy

mm

Enclosures

Via Overnight Mail

s://CRD Registrations/Annual Audited Report/2014/SEC Washington 022515

One Financial Center
Boston, MA 02111
617.482.2450

www.loomissayles.com

Loomis Sayles Distributors, L.P.'s Exemption Report

Loomis Sayles Distributors, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Loomis Sayles Distributors, L.P.

I, Paul Sherba, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________

Financial Operations Principal

February 25, 2015

Report of Independent Registered Public Accounting Firm

To the Management of Loomis Sayles Distributors, L.P.

We have reviewed Loomis Sayles Distributors, L.P.'s assertions, included in the accompanying Loomis Sayles Distributors, L.P.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 25, 2015

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

pwc

Report of Independent Accountants

To Management of Loomis Sayles Distributors, L.P. (a wholly-owned subsidiary of Loomis Sayles & Company, L.P.)

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Loomis Sayles Distributors, L.P. (the "Company") for the year ended December 31, 2014, which were agreed to by the Company the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payments dated July 10, 2014 and January 21, 2015 in the amounts of $55 and $30, respectively, were compared to the copies of check numbers 3444 and 3448, respectively, obtained from Diana Linn, Assistant Controller, noting no differences

2. Compared the Total Revenue amount reported on Part IIA of the audited Form X-17A-5 for the quarters ended March 31, 2014, June 30, 2014, September 30, 2014, and December 31, 2014 to the Total revenue amount of $31,394 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014, noting no differences. The amounts were reconciled to the 2014 audited financial statements, without exception.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on line 7, net loss from securities in investment accounts of $64,722 and deductions on line 5, net gain from securities in investment accounts of $61,966, to the quarterly Form X-17A-5s provided by Diana Linn, Assistant Controller, noting no differences. The amounts were reconciled to the 2014 Audited financial statements without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $34,150 and $85, respectively of the Form SIPC-7, noting no differences.

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Loomis Sayles Distributors, L.P., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2015

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